

SUPERNET

Overview   Pitch Deck   Team   Press   Form C

Super Processor
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Headquartered in Las Vegas, Nevada, Super Processor, Inc. d/b/a SuperNet ("SuperNet") is a financial technology company building an innovative payment processor to service and support emerging, high-growth, and underserved industries.

Initially, we will focus on supporting the U.S. licensed cannabis market, worth an estimated $28 billion and is projected to reach $72 billion annually by 2030.

In 2023, Super Processor will issue our first private-label SuperNet Credit Card directly to consumers. With SuperNet,

OFFERING MAX

$ 5,000,000

Valuation	Price per Share
$70M	$ 0.68

Min. Investment	Offering Type
$510.00	Equity

Offering	Shares
Reg CF	Common

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0.35

0.38

our customers can purchase licensed cannabis and general merchandise wherever SuperNet is accepted.

To launch and scale our business, Super Processor has assembled a diverse executive team possessing an average of 25 years of experience in credit cards, payment services, and technology.



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Overview

With Congress recently denying passage of the SAFE Banking Act, many financial institutions still avoid providing basic banking, lending, and sponsoring services to Marijuana Related Businesses (MRBs) in fear of federal reprisal. As payment processing and banking remain focal pain points in the licensed cannabis industry, MRBs are inundated with the high costs and associated with cash management.

Credit card networks and numerous banks prohibit the direct purchase of cannabis with their branded cards. Most debit networks have followed suit. Currently, dispensaries cannot offer modern payment systems commonly used in the traditional retail space, such as credit cards, and a seamless end-to-end commerce experience.

Super Processor, Inc. d/b/a SuperNet ("SuperNet"), is a new payment processor that will process credit cards for licensed cannabis merchants and general market retailers for SuperNet. Powered by Super Processor, SuperNet is our branded credit card that runs independently from the existing credit card networks. As part of our product offering, SuperNet cardholders can compliantly purchase licensed cannabis products with SuperNet credit cards.

Initially, SuperNet launch our first credit card product offering in mid-2023, driving distribution through market sales channel partners, point-of-sale and e-commerce integrations, and licensed cannabis dispensaries and delivery services.

We will expand our product offering to include ACH services and debit card processing to become the only payment provider in the cannabis market offering a full suite of payment services that are fully compliant with all federal and state laws and regulations.

The opportunities for Super Processor are significant as we grow in the payment processing space. While there is a clear opportunity in consumer credit cards for licensed cannabis products, additional opportunities exist along three vectors:

1) Expanding our product offering within the cannabis space. I.e., business credit cards, ACH and debit card processing,

2) Driving the SuperNet card network into traditional general markets.

3) Expansion into payment processing and credit in other underserved, high-growth industries.

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Team



Michael W.K. Tsang, Co-Founder and CEO

- Michael is a 23+ year payment processing industry executive.
- He has been laying the groundwork for the cannabis industry to accept credit cards for over 14 years.
- Expert on payments, card issuing, and merchant acquiring.



dress wedding, Co-Founder and Chief Strategy Officer

- Cannabis industry icon for the last 16 years.
- Co-founder of Harborside, a large California dispensary, that went public on the Canadian Stock Exchange in 2019.
- Longtime advocate for peace and social justice.



John Pfisterer, CFO

- Finance executive with 25 years of experience in credit cards, fintech, and payments.
- Divisional CFO at Capital One for 11 years and first CFO at Paya.
- Deep experience in financial planning, risk management, and data analytics.



Debra Wohlrab, Chief Operating Officer

- 35 years of senior level experience in global financial services organizations.
- Executive at MasterCard.
- Extensive consulting background in financial strategy, product development, and compliance.



Dori Tritt, Chief Technology Officer

- Over 25 years of IT leadership experience in the ERP software industry.
- Over 20 years of consulting experience focused on system architecture, integration, data management & governance, and security.
- Began his career with PeopleSoft.

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Press

Leading Consumer Credit Card SuperNet Joins the Stage At Benzinga's Cannabis Capital Conference

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SuperNet Welcomes John Pfisterer as CFO

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US Cannabis Market Provides Greenfield for Digital Payment Startups

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About Dress Wedding

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A Checklist for Your First Credit Card

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5 Reasons to Use Your Credit Card Instead of Debit When You're at the Register

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Use of Proceeds

These funds will enable Super Processor to onboard new cardholders and merchants, securely process credit card transactions while managing all the data related to the business and support the customer service and technical needs of our customers.

Majority of the proceeds will fund the credit card loans that we extend to consumers which will drive the company's revenue. The remainder of the proceeds will be used for marketing to grow the company's consumer and merchant base.



- ◼ Credit Card Funding
- ◻ Staff
- ◼ Technology
- ◼ Marketing
- ◼ Corporate Insurance
- ◼ Operation Costs

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